SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
January 8, 2015

Commission File Number: 000-50867

Syneron Medical Ltd.
(Translation of registrant’s name into English)

Industrial Zone, Yokneam Illit 20692, P.O.B. 550, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached hereto and incorporated herein by reference is a press release of the Company, dated January 8, 2015, entitled “Syneron Medical Announces Preliminary Fourth Quarter 2014 Revenue”.

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on November 16, 2004 (Registration No. 333-120559), on January 8, 2010 (Registration No. 333-164250), on January 15, 2010 (Registration No. 333-164351), and on December 9, 2013 (Registration No. 333-192729).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNERON MEDICAL LTD.

By:	/s/ Hugo Goldman
Name: Hugo Goldman
Title: Chief Financial Officer

Date: January 8, 2015

Syneron Medical Announces Preliminary Fourth Quarter 2014 Revenue

Total revenue in the range of $72 to $74 million, up 20% to 24% y/y (pro-forma excluding
Syneron Beauty), including approximately 50% product revenue growth in North America

Strong UltraShape full commercial launch in U.S. with more than 50 systems sold

Successful global launch of PicoWay with approximately $2.5 million in sales from mid-
November through the end of the year

Yokneam, Israel, January 8, 2015 – Syneron Medical Ltd. (NASDAQ:ELOS), a leading global aesthetic device company, today announced preliminary fourth quarter 2014 revenue results. The Company expects revenue for the fourth quarter 2014 to be in the range of $72 to $74 million, representing growth compared to the year-ago quarter of between 20% and 24% on a pro-forma basis (excluding Syneron Beauty). This includes strong growth in product revenue in North America of approximately 50%, in the EMEA region of approximately 15% and in the APAC region of approximately 30%.

In October, Syneron began the full commercial launch of the UltraShape system in the U.S., selling more than 50 systems in the fourth quarter. In mid-November, Syneron began the global launch of the PicoWay system, generating approximately $2.5 million in sales in the fourth quarter.

Amit Meridor, Chief Executive Officer of Syneron, said, “We delivered strong revenue growth in the fourth quarter 2014, gaining traction with the U.S. commercial launch of Ultrashape system and generating strong initial sales of our PicoWay product after the global  launch during the quarter. The revenue growth also included solid performance in all geographies, with significant product revenue growth in North America, the EMEA region, and the APAC region. We ended the year with strong customer demand across our product portfolio and remain confident that we are well positioned for continued growth, particularly in North America, where we are beginning to see results from our sales and marketing investments and dedicated Body Shaping team.”

The financial estimates presented above are preliminary and remain subject to management's final review as well as audit by the Company's independent registered accounting firm. The
Company intends to report complete fourth quarter and full year 2014 financial results in February. Details regarding the timing of the release of those results, as well as details of a conference call and publicly available webcast, will be announced in a subsequent press release.

About Syneron Medical Ltd.
Syneron Medical Ltd. (NASDAQ: ELOS) is the leading global aesthetic device company with a comprehensive product portfolio and a global distribution footprint. The Company's technology enables physicians to provide advanced solutions for a broad range of medical-aesthetic applications including body contouring, hair removal, wrinkle reduction, rejuvenation of the skin's appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. The Company sells its products under two distinct brands, Syneron and Candela. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. are located in Israel. Syneron also has R&D and manufacturing operations in the US. The Company markets and services and supports its products in 86 countries. It has offices in North America, France, Germany, Italy, Portugal, Spain, UK, Australia, China, Japan, and Hong Kong and distributors worldwide.

Contacts:
Hugo Goldman, Chief Financial Officer
+ 972 73 244 2283
Email: hugo.goldman@syneron.com

Zack Kubow, The Ruth Group
646-536-7020
Email: zkubow@theruthgroup.com